UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Request for Additional Extension of Share Repurchase Program

On December 17, 2023, Kornit Digital Ltd. (“Kornit” or the “Company”) filed with an Israeli district court a request for approval of a second extension — for an additional six month period — of its existing share repurchase program. The request covers the current remaining $19.3 million unused amount (as of the filing date) under Kornit’s existing $75 million share repurchase program, for which Israeli court approval was originally received on December 15, 2022 for an initial six-month period, and again on July 18, 2023 for a six-month extension of the program covering the then-remaining available amount of $53.25 million under the program.

The current, second six-month extension was approved on December 13, 2023 by Kornit’s Board of Directors, which has confirmed that the Company meets certain liquidity-related requirements under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Under the Companies Law, creditors of the Company will have 30 days to file objections to the extension of the share repurchase program. Assuming that the Israeli court approves the extension, repurchases may be made by Kornit once again from time to time, over the course of a new six-month period, through open market repurchases or privately negotiated transactions, subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases will be effected in accordance with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, once again adopt plans in accordance with Rule 10b5-1 under the Exchange Act to facilitate repurchases of its shares during periods in which the Company may possess material information that has not yet been publicly disclosed.

The repurchase program, as extended, will not obligate the Company to acquire any particular amount of its ordinary shares, and it may be modified, suspended, or terminated, at any time at the Company’s discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into Kornit’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: December 20, 2023	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer